Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2022

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2022, and December 31, 2021

(In thousands of Brazilian reais)

	Notes	June 30, 2022	December 31, 2021
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	616,250	748,562
Trade receivables	6	435,120	378,351
Inventories		15,141	11,827
Recoverable taxes		39,223	25,579
Other assets	8	44,348	42,533
Total current assets		1,150,082	1,206,852

Non-current assets
Trade receivables	6	31,874	27,442
Other assets	8	206,421	180,306
Investment in associate	9	52,080	48,477
Property and equipment	10	459,564	419,808
Right-of-use assets	12.2.2	678,031	663,686
Intangible assets	11	4,052,188	3,900,835
Total non-current assets		5,480,158	5,240,554

Total assets		6,630,240	6,447,406

Liabilities
Current liabilities
Trade payables		64,460	59,098
Loans and financing	12.2.1	230,494	128,720
Lease liabilities	12.2.2	28,619	24,955
Accounts payable to selling shareholders	12.2.3	203,979	239,849
Notes payable	12.2.4	16,565	14,478
Advances from customers		92,995	114,585
Labor and social obligations		175,997	131,294
Taxes payable		22,624	26,715
Income taxes payable		21,451	11,649
Other liabilities		8,714	15,163
Total current liabilities		865,898	766,506

Non-current liabilities
Loans and financing	12.2.1	1,150,046	1,246,156
Lease liabilities	12.2.2	713,206	689,130
Accounts payable to selling shareholders	12.2.3	445,464	439,977
Notes payable	12.2.4	52,891	58,248
Taxes payable		94,573	96,598
Provision for legal proceedings	22	208,667	148,287
Other liabilities		10,410	2,486
Total non-current liabilities		2,675,257	2,680,882
Total liabilities		3,541,155	3,447,388

Equity
Share capital	16	17	17
Additional paid-in capital		2,375,344	2,375,344
Share-based compensation reserve		105,682	94,101
Treasury stock		(304,947)	(152,630)
Retained earnings		862,432	631,317
Equity attributable to equity holders of the parent		3,038,528	2,948,149
Non-controlling interests		50,557	51,869
Total equity		3,089,085	3,000,018

Total liabilities and equity		6,630,240	6,447,406

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	18	598,156	372,374	1,164,480	766,725
Cost of services	19	(219,242)	(144,459)	(405,972)	(270,951)
Gross profit		378,914	227,915	758,508	495,774

General and administrative expenses	19	(207,415)	(135,184)	(385,929)	(265,588)
Other (expenses) income, net		(1,257)	113	(1,566)	1,298

Operating income		170,242	92,844	371,013	231,484

Finance income	20	22,874	12,428	47,443	22,250
Finance expenses	20	(83,676)	(80,855)	(164,967)	(110,534)
Finance result		(60,802)	(68,427)	(117,524)	(88,284)

Share of income of associate	9	2,201	2,383	6,441	5,622

Income before income taxes		111,641	26,800	259,930	148,822

Income taxes expenses	21	(5,568)	(4,855)	(18,915)	(13,529)

Net income		106,073	21,945	241,015	135,293

Other comprehensive income		-	-	-	-
Total comprehensive income		106,073	21,945	241,015	135,293

Income attributable to
Equity holders of the parent		101,505	17,237	231,115	125,327
Non-controlling interests		4,568	4,708	9,900	9,966
		106,073	21,945	241,015	135,293
Basic earnings per share
Per common share	17	1.12	0.18	2.55	1.34
Diluted earnings per share Per common share	17	1.12	0.18	2.55	1.33

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2020	17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income	-	-	-	-	125,327	125,327	9,966	135,293
Total comprehensive income	-	-	-	-	125,327	125,327	9,966	135,293
Capital increase	-	74,500	-	-	-	74,500	-	74,500
Treasury shares	-	-	(64,752)	-	-	(64,752)	-	(64,752)
Treasury shares transferred from exercise of stock options	-	(15,172)	38,677	-	-	23,505	-	23,505
Share-based compensation	-	-	-	25,102	-	25,102	-	25,102
Dividends declared	-	-	-	-	-	-	(10,617)	(10,617)
Balances at June 30, 2021 (unaudited)	17	2,382,816	(26,075)	75,826	533,318	2,965,902	50,909	3,016,811

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	231,115	231,115	9,900	241,015
Total comprehensive income	-	-	-	-	231,115	231,115	9,900	241,015
Treasury shares	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	-	-	-	11,581	-	11,581	-	11,581
Dividends declared	-	-	-	-	-	-	(11,212)	(11,212)
Balances at June 30, 2022 (unaudited)	17	2,375,344	(304,947)	105,682	862,432	3,038,528	50,557	3,089,085

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2022 and 2021

(In thousands of Brazilian reais)

	June 30, 2022	June 30, 2021
Operating activities	(unaudited)	(unaudited)
Income before income taxes	259,930	148,822
Adjustments to reconcile income before income taxes
Depreciation and amortization	99,089	66,915
Write-off of property and equipment	2,483	748
Write-off of intangible	2,549	-
Allowance for doubtful accounts	30,420	20,509
Share-based compensation expense	11,581	25,102
Net foreign exchange differences	320	24,622
Accrued interest	95,165	34,075
Accrued lease interest	41,392	29,213
Share of income of associate	(6,441)	(5,622)
Provision for legal proceedings	12,047	4,241
Changes in assets and liabilities
Trade receivables	(88,472)	(34,668)
Inventories	(3,314)	(1,026)
Recoverable taxes	(13,644)	(4,065)
Other assets	(7,886)	(5,256)
Trade payables	2,952	4,128
Taxes payables	5,247	1,697
Advances from customers	(31,668)	103
Labor and social obligations	44,565	32,379
Other liabilities	(6,298)	1,265
	450,017	343,182
Income taxes paid	(22,101)	(22,667)

Net cash flows from operating activities	427,916	320,515

Investing activities
Acquisition of property and equipment	(62,266)	(58,132)
Acquisition of intangibles assets	(50,267)	(22,825)
Dividends received	2,838	5,771
Payments of notes payable	(7,342)	(5,288)
Acquisition of subsidiaries, net of cash acquired	(170,473)	(547,529)
Restricted cash	-	4,951
Net cash flows used in investing activities	(287,510)	(623,052)

Financing activities
Payments of loans and financing	(53,795)	(12,952)
Issuance of loans and financing	-	809,539
Payments of lease liabilities	(55,074)	(37,888)
Treasury shares	(152,317)	(64,752)
Proceeds from exercise of stock options	-	23,505
Dividends paid to non-controlling interests	(11,212)	(10,617)
Net cash flows from (used in) financing activities	(272,398)	706,835
Net foreign exchange differences	(320)	(24,622)
Net increase in cash and cash equivalents	(132,312)	379,676
Cash and cash equivalents at the beginning of the period	748,562	1,045,042
Cash and cash equivalents at the end of the period	616,250	1,424,718

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflects the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS model and supporting the patient-physician relationship.

On February 23, 2022, Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetetuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil into Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Acquisitions in 2022

(i) On March 4, 2022, Afya Brazil acquired BMV Atividades Médicas Ltda. (“Além da Medicina”). Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians. See Note 4.

(ii) On April 5, 2022, Afya Brazil acquired Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy. See Note 4.

(iii) On May 23, 2022, Afya Brazil acquired Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers. See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Additionally, we are also facing individual and collective legal proceedings all across the country. On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by the majority of the votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. The decisions were made in connection to the suits “Arguições de Descumprimento de Preceito Fundamental – ADPF”, numbers 706 e 713, distributed by ANUP (Associação Nacional das Universidades Particulares) and CRUB (Conselho de Reitores das Universidades Brasileiras), respectively. Therefore, the Company shall not apply linear discounts on any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by Brazilian courts.

For the six-month period ended June 30, 2022, the Company has invoiced R$22,077 from previous periods, net of discounts granted due to COVID-19, being the amount substantially arising from its subsidiary FCMPB, following a lower court decision that suspended the granted discounts in favor of the Company (R$ 17,318 discounts granted, net of discounts recovered, for the six-month period ended June 30, 2021). The outstanding balances are classified in accounts receivables.

By the date of issuance of these interim financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and all of its classroom classes.

Conflict between Russia and Ukraine.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general.

As of the date of these interim financial statements, the conflict between Russia and Ukraine has not brought significant impact over Afya’s operations and results

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the three-month and six-month periods ended June 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2021.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the three-month and six-month periods ended June 30, 2022 and 2021 were authorized for issuance by the Board of Directors on August 22, 2022.

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	June 30, 2022 (unaudited)	December 31, 2021
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP)	Outpatient care	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”)	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”)	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) *	Medical education content	São Paulo – SP	Subsidiary	100%	-
Cardiopapers Soluções Digitais Ltda (“CardioPapers”) *	Medical education content	Recife – PE	Subsidiary	100%	-
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”) *	Patient physician relationship	Barueri – SP	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combinations during 2022.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three operating segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of June 30, 2022 and December 31, 2021, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2022 (unaudited)
Total assets	6,243,190	139,281	247,769	6,630,240	-	6,630,240
Current assets	988,655	49,646	111,781	1,150,082	-	1,150,082
Non-current assets	5,254,535	89,635	135,988	5,480,158	-	5,480,158

Total liabilities and equity	6,243,190	139,281	247,769	6,630,240	-	6,630,240
Current liabilities	714,923	45,739	105,236	865,898	-	865,898
Non-current liabilities	2,561,814	68,819	44,624	2,675,257	-	2,675,257
Equity	2,966,453	24,723	97,909	3,089,085	-	3,089,085

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2022 (unaudited)
Other disclosures
Investments in associate	52,080	-	-	52,080	-	52,080
Capital expenditures (*)	128,499	4,788	27,931	161,218	-	161,218

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477

As of June 30, 2021 (unaudited)
Capital expenditures (*)	51,400	7,644	21,913	80,957	-	80,957

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2022 and 2021:

	June 30, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,028,940	47,662	87,878	1,164,480	-	1,164,480
Inter-segment	-	-	1,817	1,817	(1,817)	-
Net revenue	1,028,940	47,662	89,695	1,166,297	(1,817)	1,164,480
Cost of services	(354,120)	(28,121)	(25,548)	(407,789)	1,817	(405,972)
Gross profit	674,820	19,541	64,147	758,508	-	758,508
General and administrative expenses						(385,929)
Other income, net						(1,566)
Operating income						371,013
Finance income						47,443
Finance expenses						(164,967)
Share of income of associate						6,441
Income before income taxes						259,930
Income taxes expenses						(18,915)
Net income						241,015

	June 30, 2021 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	650,286	35,272	81,167	766,725	-	766,725
Inter-segment	-	-	498	498	(498)	-
Net revenue	650,286	35,272	81,665	767,223	(498)	766,725
Cost of services	(227,685)	(18,495)	(25,269)	(271,449)	498	(270,951)
Gross profit	422,601	16,777	56,396	495,774	-	495,774
General and administrative expenses	-	-	-	-	-	(265,588)
Other expenses, net	-	-	-	-	-	1,298
Operating income	-	-	-	-	-	231,484
Finance income	-	-	-	-	-	22,250
Finance expenses	-	-	-	-	-	(110,534)
Share of income of associate	-	-	-	-	-	5,622
Income before income taxes	-	-	-	-	-	148,822
Income taxes expenses	-	-	-	-	-	(13,529)
Net income	-	-	-	-	-	135,293

Seasonality of operations

Undergrad´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester.

Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	Além da Medicina	CardioPapers	Glic
Cash and cash and equivalents	298	3,648	151
Trade receivables	1,705	1,350	94
Other assets	267	1	36
Property and equipment	37	43	-
Intangible assets	15,851	28,616	15,391
	18,158	33,658	15,672
Liabilities
Trade payables	705	1,703	1
Labor and social obligations	79	59	-
Taxes and contributions payable	1,182	352	91
Advances from customers	6,185	3,893	-
Other liabilities	-	-	574
	8,151	6,007	666
Total identifiable net assets at fair value	10,007	27,651	15,006

Preliminary goodwill arising on acquisition	16,782	14,362	15,591
Purchase consideration transferred	26,789	42,013	30,597
Cash paid	14,952	34,924	21,602
Contingent consideration	11,074	7,422	8,995
Consideration to be transferred	763	(333)	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	227	274	222
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	14,654	31,276	21,451
Net of cash flow on acquisition	14,881	31,550	21,673

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,789 is comprised by: i) R$14,952 of which 100% was paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$ 19,200 is payable in connection with product revenue achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$763 in favor of selling shareholders. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians.

The acquisition of Além da Medicina was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Além da Medicina has contributed R$4,549 of net revenue and R$ 201 of losses before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended June 30, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

(b) Acquisition of CardioPapers

On April 4, 2022, Afya Brazil acquired 100% of the share capital of Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). The aggregate purchase price of R$42,013 is comprised by: i) R$34,924 of which 100% was paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$ 15,000 is payable in connection with gross revenue achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$333 in favor of Afya Brazil. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy.

The acquisition of CardioPapers was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$274 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Copyrights

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

From the date of acquisition, CardioPapers has contributed R$2,979 of net revenue and R$ 1,153 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended June 30, 2022 would have been increased by R$2,117 and income before income taxes would have been decreased by R$2,041.

(b) Acquisition of Glic

On May 23, 2022, Afya Brazil acquired 100% of the share capital of Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). The aggregate purchase price of R$30,597 is comprised by: i) R$21,602 of which 100% was paid in cash on the transaction closing date and ii) an earn-out (“contingent consideration”) of up of R$12,000 is payable in connection with revenue achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers.

The acquisition of Glic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$222 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Glic has contributed R$23 of net revenue and R$ 319 of losses before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended March 31, 2022 would have been increased by R$173 and income before income taxes would have been decreased by R$700.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	June 30, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	47,583	88,487
Cash equivalents	568,667	660,075
	616,250	748,562

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of June 30, 2022, the average interest on these investments are equivalent to 100.16% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2021: 100.38%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$1,066 as of June 30, 2022 (December 31, 2021: R$23,228).

6	Trade receivables

	June 30, 2022	December 31, 2021
	(unaudited)
Tuition fees	321,266	279,915
Educational content (a)	62,337	69,227
FIES	69,935	61,342
Educational credits	30,037	5,375
Mobile app subscription (b)	12,848	20,946
Others	17,456	14,001
	513,879	450,806
(-) Allowance for doubtful accounts	(46,885)	(45,013)
	466,994	405,793
Current	435,120	378,351
Non-current	31,874	27,442

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of June 30, 2022 and December 31, 2021, the aging of trade receivables was as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	206,741	184,382
Past due
1 to 30 days	101,208	68,932
31 to 90 days	71,649	69,299
91 to 180 days	66,317	55,764
More than 180 days	67,964	72,429
	513,879	450,806

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the six-month periods ended June 30, 2022 and 2021, was as follows:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Balances at the beginning of the period	(45,013)	(32,980)
Additions	(30,420)	(20,509)
Write-offs	28,548	13,150
Balances at the end of the period	(46,885)	(40,339)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2022	December 31, 2021
	(unaudited)
Assets
Trade receivables (a)	954	692
	954	692
Current	954	692
Non-current	-	-

Liabilities
Accounts payable to selling shareholders (b)	57,503	54,556
	57,503	54,556
Current	28,751	27,278
Non-current	28,752	27,278

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Other income
UEPC (a)	286	321
	286	321
Lease
RVL Esteves Gestão Imobiliária S.A.	9,562	6,519
UNIVAÇO Patrimonial Ltda.	1,624	1,605
IESVAP Patrimonial Ltda.	2,344	2,242
	13,530	10,366

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. 50% of the transaction is due in two equal annual installments, adjusted by the CDI rate.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	8,037	7,056
Share-based compensation plan	8,273	11,249
	16,310	18,305

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

8	Other assets

As of June 30, 2022, the Company has R$250,769 (R$ 222,839 in December 31, 2021) accounted for as Other assets as follow:

	June 30, 2022	December 31, 2021
	(unaudited)
Indemnification assets (a)	160,323	135,355
Judicial deposits	15,487	18,825
Prepaid expenses	11,842	10,110
Other FIES receivables	26,546	21,450
Other assets	36,571	37,099
Total	250,769	222,839

Current	44,348	42,533
Non-current	206,421	180,306

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	June 30, 2022	December 31, 2021
	(unaudited)
Current assets	31,625	33,976
Non-current assets	123,176	109,805
Current liabilities	(25,085)	(35,049)
Non-current liabilities	(100,059)	(91,086)
Equity	29,657	17,646
Company’s share in equity – 30%	8,897	5,294
Goodwill	43,183	43,183
Carrying amount of the investment	52,080	48,477

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Net revenue	70,180	62,037
Cost of services	(27,430)	(24,818)
General and administrative expenses	(16,982)	(15,537)
Finance result	(2,621)	(2,275)
Income before income taxes	23,147	19,407
Income taxes expenses	(1,677)	(668)
Net income for the period	21,470	18,739
Company’s share of income for the period	6,441	5,622

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Opening balance	48,477	51,410
Dividends received	(2,838)	(5,771)
Share of income	6,441	5,622
Closing balance	52,080	51,261

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	-	7,027	-	21	8,921	8,281	1,037	4,336	28,509	58,132
Business combinations	-	4,770	-	200	5,821	1,945	2,016	6,976	3,078	24,806
Write-off	-	(105)	-	(238)	(44)	(446)	(86)	(835)	(5)	(1,759)
Transfer	12	-	-	-	-	-	-	4,249	(4,261)	-
As of June 30, 2021 (unaudited)	25,931	80,195	13,401	1,198	43,829	38,291	24,591	136,731	31,027	395,194

As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	87	8,366	-	752	10,484	5,721	503	935	35,418	62,266
Business combinations	-	39	-	-	-	41	-	-	-	80
Write-off	-	(124)	-	(87)	(934)	(81)	(355)	-	(1,533)	(3,114)
Transfer	24,291	21	-	-	266	863	-	10,084	(34,710)	815
As of June 30, 2022 (unaudited)	76,811	85,673	18,852	2,132	79,650	59,728	30,220	163,995	30,961	548,022

Depreciation
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(765)	(3,238)	-	(31)	(1,699)	(3,153)	(1,359)	(2,996)	-	(13,241)
Write-off	-	52	-	196	12	87	27	637	-	1,011
As of June 30, 2021 (unaudited)	(765)	(22,508)	-	(6)	(9,776)	(13,917)	(12,149)	(6,743)	-	(65,864)

As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(1,564)	(4,320)	-	(143)	(3,584)	(5,562)	(1,655)	(4,094)	-	(20,922)
Write-off	-	284	-	-	94	153	100	-	-	631
As of June 30, 2022 (unaudited)	(3,237)	(20,427)	-	(363)	(15,986)	(20,331)	(15,155)	(12,959)	-	(88,458)

Net book value
As of June 30, 2022 (unaudited)	73,574	65,246	18,852	1,769	63,664	39,397	15,065	151,036	30,961	459,564
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	144,111	31,786	419,808

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the six-months periods ended June 30, 2022 and 2021.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill (ii)	Licenses with indefinite useful life (i)	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	-	2,684,559
Additions	-	-	-	-	2,157	-	-	14,297	6,371	-	22,825
Business combinations	208,480	185,072	55,375	72,637	1,240	-	29,036	-	-	-	551,840
As of June 30, 2021 (unaudited)	1,019,136	1,636,342	130,389	356,176	19,618	17,305	29,391	42,199	8,668	-	3,259,224

As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847		4,093,140
Additions	36,481	24,408	-	8	915	-	858	19,936	16,346	-	98,952
Write-off	-	-	-	-	-	-	-	(2,549)	-	-	(2,549)
Transfer	-	-	-	-	7,422	-	-	2,780	(11,017)	-	(815)
Business combinations	46,735	-	46,793	3,829	33	1,536	6,612	-	-	1,055	106,593
As of June 30, 2022 (unaudited)	1,267,552	2,189,814	180,162	435,114	30,129	18,841	41,867	96,611	34,176	1,055	4,295,321

Amortization
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	-	(111,549)
Amortization	-	-	(3,273)	(24,711)	(2,354)	(3,608)	(33)	(714)	-	-	(34,693)
As of June 30, 2021 (unaudited)	-	-	(6,775)	(110,543)	(8,610)	(11,300)	(65)	(8,949)	-	-	(146,242)

As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(2,987)	(36,829)	(3,141)	(680)	(2,683)	(4,482)	-	(26)	(50,828)
As of June 30, 2022 (unaudited)	-	-	(11,516)	(179,099)	(15,840)	(17,352)	(3,340)	(15,960)	-	(26)	(243,133)

Net book value
As of June 30, 2022 (unaudited)	1,267,552	2,189,814	168,646	256,015	14,289	1,489	38,527	80,651	34,176	1,029	4,052,188
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847		3,900,835

(i) On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

(ii) During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$36,481 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies and judicial deposits to be reimbursed to selling shareholders.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2022.

Intangible assets with definite lives

For the six-month period ended June 30, 2022, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	June 30, 2022	December 31, 2021
At amortized cost	(unaudited)
Cash and cash equivalents	616,250	748,562
Trade receivables	466,994	405,793
Total	1,083,244	1,154,355
Current	1,051,370	1,126,913
Non-current	31,874	27,442

Financial instruments at amortized cost include trade receivables and cash and cash equivalents.

12.2	Financial liabilities

Financial liabilities	June 30, 2022	December 31, 2021
At amortized cost	(unaudited)
Trade payables	64,460	59,098
Loans and financing	1,380,540	1,374,876
Lease liabilities	741,825	714,085
Accounts payable to selling shareholders	649,443	679,826
Notes payable	69,456	72,726
Advances from customers	92,995	114,585
Total	2,998,719	3,015,196
Current	637,112	581,685
Non-current	2,361,607	2,433,511

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2022	December 31, 2021
				(unaudited)
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	516,083	510,972
FINEP (b)	Brazilian real	TJLP p.y.	2027	9,270	10,145
Softbank (d)	Brazilian real	6.5% p.y.	2026	823,305	822,560
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	31,882	31,199
				1,380,540	1,374,876
Current				230,494	128,720
Non-current				1,150,046	1,246,156

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b) On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank warranty.

(c) On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2022 and December 31, 2021 and the movements during the six-month periods ended June 30, 2022 and 2021, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2021	419,074	447,703
Additions	35,495	35,495
Remeasurement	61,061	61,061
Business combinations	52,167	52,167
Depreciation expense	(18,981)	-
Interest expense	-	29,213
Payments of lease liabilities	-	(37,888)
Write-off	(3,832)	(4,206)
As of June 30, 2021 (unaudited)	544,984	583,545

As of January 1, 2022	663,686	714,085
Additions	27,030	27,030
Remeasurement	21,548	21,548
Depreciation expense	(27,339)	-
Interest expense	-	41,392
Payments of lease liabilities	-	(55,074)
Write-off	(6,894)	(7,156)
As of June 30, 2022 (unaudited)	678,031	741,825

As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130
As of June 30, 2022 (unaudited)
Current	-	28,619
Non-current	678,031	713,206

The Company recognized lease expense from short-term leases and low-value assets of R$5,106 for the six-month period ended June 30, 2022 (R$2,323 for the six-month period ended June 30, 2021).

12.2.3	Accounts payable to selling shareholders

	June 30, 2022	December 31, 2021
	(unaudited)
Acquisition of FASA (a)	-	41,581
Acquisition of IPEMED (b)	21,249	30,233
Acquisition of UniRedentor (c)	67,593	85,506
Acquisition of UniSãoLucas (d)	34,987	42,672
Acquisition of FCMPB (e)	157,232	149,175
Acquisition of Medicinae (f)	1,891	3,887
Acquisition of Medical Harbour (g)	3,894	6,801
Acquisition of Cliquefarma (h)	-	3,050
Acquisition of Shosp (i)	2,156	2,141
Acquisition of Unigranrio (j)	263,280	249,979
Acquisition of RXPRO (k)	11,119	10,245
Acquisition of Guaranhuns (l)	57,503	54,556
Acquisition of Além da Medicina (m)	12,197	-
Acquisition of CardioPapers (n)	7,270	-
Acquisition of Glic (o)	9,072	-
	649,443	679,826
Current	203,979	239,849
Non-current	445,464	439,977

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Opening balance	679,826	518,240
Cash flows	(115,296)	(75,804)
Additions (Earn-outs)	52,330	-
Interest	32,583	9,408
Installments on Business combinations	-	14,819
Closing balance	649,443	466,663

(a) On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 was paid in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(b) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(c) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(d) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

(e) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(f) On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$1,891 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(g) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$3,894 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(h) On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$3,220 was paid on May 5, 2022.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(i) On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 is still to be paid on June 30, 2022, and an earn-out of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$2,156 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(j) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price is R$ 618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments from 2022 to 2025, adjusted by the CDI rate. The original purchase price of R$626,116 was adjusted by R$7,160 because of the actual net debt.

(k) On October 01, 2021, Afya Brazil acquired 100% of RXPRO and an earn-out of up to R$ 21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$11,119 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l) On November 05, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(m) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in relation to product development. The contingent consideration of R$12,197 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$764 in favor of Afya because of the actual net debt.

(n) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in relation to gross revenue achievements for 2023 and 2024. The contingent consideration of R$7,270 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$332 in favor of the selling shareholders because of the actual net debt.

(o) On March 23, 2022, Afya Brazil acquired 100% of Glic and an earn-out of up to R$12,000 is payable in relation to revenue achievements for 2023 and 2024 and product development goals. The contingent consideration of R$9,072 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of June 30, 2022, the notes payable of R$69,456, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Set out below are the carrying amount of notes payable and the movements during the three-month periods:

Notes payable

As of January 1, 2021	76,181
Payments	(5,288)
Monetary indexation	3,245
As of June 30, 2021 (unaudited)	74,138

As of January 1, 2022	72,726
Payments	(7,342)
Monetary indexation	4,072
As of June 30, 2022 (unaudited)	69,456

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

As of June 30, 2022 (unaudited)
Current liabilities	16,565
Non-current liabilities	52,891

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2022		December 31, 2021
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	31,874	31,874	27,442	27,442
Total	31,874	31,874	27,442	27,442

Financial liabilities
Loans and financing	1,380,540	1,388,853	1,374,876	1,387,136
Lease liabilities	741,825	741,825	714,085	714,085
Accounts payable to selling shareholders	649,443	649,443	679,826	679,826
Notes payable	69,456	69,456	72,726	72,726
Total	2,841,264	2,849,577	2,841,513	2,853,773

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at June 30, 2022 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of June 30, 2022.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	June 30, 2022	Index – % per year	Base rate	+75	-75	+150	-150
	(unaudited)
Cash equivalents	567,604	CDI%	75,548	4,257	(4,257)	8,514	(8,514)
Loans and financing	(516,083)	CDI + 1.62%	(76,226)	(3,871)	3,871	(7,741)	7,741
Loans and financing	(31,882)	CDI + 1.75%	(4,750)	(239)	239	(478)	478
Loans and financing	(9,270)	TJLP	(632)	(70)	70	(140)	140
Accounts payable to selling shareholders	(601,844)	CDI	(79,142)	(4,514)	4,514	(9,028)	9,028
Notes payable	(69,456)	IPCA	(5,973)	(521)	521	(1,042)	1,042

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$1,066 as of June 30, 2022 (December 31, 2021: R$23,228).

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.2374 to U.S. dollar 1.00) as of June 30, 2022, with all other variables held constant.

	Exposure	+10%	-10%
As of June 30, 2022
Cash equivalents	1,066	106	(106)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on June 30, 2022 and December 31, 2021 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2022 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	64,460	-	-	-	64,460
Loans and financing	324,516	463,710	922,988	302	1,711,516
Lease liabilities	111,072	227,169	211,969	1,108,378	1,658,588
Accounts payable to selling shareholders	206,348	464,256	99,172	-	769,776
Notes payable	15,626	59,989	-	-	75,615
Advances from customers	92,995	-	-	-	92,995
	815,017	1,215,124	1,234,129	1,108,680	4,372,950

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

12.5	Changes in liabilities arising from financing activities

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	June 30, 2022
							(unaudited)
Loans and financing	1,374,876	(53,799)	-	58,514	-	949	1,380,540
Lease liabilities	714,085	(55,074)	48,578	41,392	-	(7,156)	741,825
Dividends payable	-	(11,212)	11,212	-	-	-	-
Total	2,088,961	(120,085)	59,790	99,906	-	(6,207)	2,122,365

	January 1, 2021	Payments	Additions	Interest	Business combinations	Other	June 30, 2021
							(unaudited)
Loans and financing	617,485	(12,952)	809,539	21,422	31,147	(20)	1,466,621
Lease liabilities	447,703	(37,888)	96,556	29,213	52,167	(4,206)	583,545
Dividends payable	-	(10,617)	10,617	-	-	-	-
Total	1,065,188	(61,457)	916,712	50,635	83,314	(4,226)	2,050,166

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2022 and December 31, 2021.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
June 30, 2022 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	31,874	-	31,874	-

Liabilities for which fair values are disclosed
Loans and financing	(1,388,540)	-	(1,388,540)	-
Lease liabilities	(741,825)	-	(741,825)	-
Accounts payable to selling shareholders	(649,443)	-	(649,443)	-
Notes payable	(69,456)	-	(69,456)	-

December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

There were no transfers between Levels during the period or year presented.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2022.

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$11,353 and R$9,645 in the six-month periods ended June 30, 2022 and 2021, respectively.

b) Afya Limited share-based compensation plan

The stock options plan approved on August 30, 2019, granted to senior executives and other employees of the Company, as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

On May 18, 2022, the Company granted 70,000 additional stock options, respectively:

May 2022
Strike price at the measurement date	R$70
Dividend yield (%)	0.0%
Expected volatility (%)	48% - 60%
Risk-free interest rate (%)	12% - 13%
Expected life of stock options (years)	1 – 5
Share price at the measurement date	R$ 55.54
Model used	Binomial
Weighted average fair value at the measurement date	R$ 19.13

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise	Number of stock options
	price (in Reais)	2022	2021
Outstanding at January 1	92.33	3,086,728	2,510,983
Granted	70.00	70,000	929,000
Exercised	-	-	(311,270)
Forfeited	102.89	(309,749)	-
Expired	109.90	(133,611)	-
Outstanding at June 30	95.84	2,713,368	3,128,713

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the six-month period ended June 30, 2022 was R$11,581 (June 30, 2021: R$25,102).

16	Equity

a) Share capital

As of June 30, 2022, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2021) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

b) Dividends

In the six-month period ended June 30, 2022 CCSI approved the payment of interim dividends of R$36,683, which R$25,471 was distributed to Afya and R$11,212 to non-controlling shareholders.

c) Buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share buy-back program takes place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. This program was concluded on October 21, 2021.

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. During the six-month period ended June 30, 2022, the Company’s cash outflow was R$152,317 (R$ 64,752 during the six-month period ended on June 30, 2021).

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in treasury shares during the six-month periods ended June 30, 2022 and 2021:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	521,117	124.15
Transferred from exercise of stock options	(311,270)	124.15
Outstanding at June 30, 2021	209,847	124.15

Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.40
Outstanding at June 30, 2022	3,786,285	80.81

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares. All of the stock options granted have the exercise price above the share price during the period ended June 30, 2022, and thus there are no potential dilution during this period.

.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	101,505	17,237	231,115	125,327
Denominator
Weighted average number of outstanding shares	90,480,647	93,270,098	90,740,133	93,307,071
Effects of dilution from stock options	-	955,530	-	908,083
Weighted average number of outstanding shares adjusted for the effect of dilution	90,480,647	94,225,628	90,740,133	94,215,154

Basic earnings per share (R$)	1.12	0.18	2.55	1.34
Diluted earnings per share (R$)	1.12	0.18	2.55	1.33

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	704,734	456,486	1,400,931	900,615
Other	45,011	32,186	98,693	89,272
Deductions
Granted discounts	(42,057)	(41,054)	(107,585)	(76,190)
Early payment discounts	(20,056)	(9,808)	(40,920)	(21,773)
Returns	(4,370)	(11,432)	(25,209)	(17,151)
Taxes	(26,155)	(15,741)	(50,480)	(33,224)
PROUNI	(58,951)	(38,263)	(110,950)	(74,824)
Net revenue from contracts with customers	598,156	372,374	1,164,480	766,725
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	589,090	360,391	1,130,656	714,372
Other - Transferred at a point in time	9,066	11,983	33,824	52,353

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for six-month periods ended June 30, 2022 and 2021:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2022
					(unaudited)
Types of services or goods	1,028,940	47,662	89,695	(1,817)	1,164,480
Tuition fees	1,022,443	47,662	-	-	1,070,105
Other	6,497	-	89,695	(1,817)	94,375

Timing of revenue recognition	1,028,940	47,662	89,695	(1,817)	1,164,480
Transferred over time	1,022,443	47,662	60,551	-	1,130,656
Transferred at a point in time	6,497	-	29,144	(1,817)	33,824

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2021
					(unaudited)
Types of services or goods	650,286	35,272	81,665	(498)	766,725
Tuition fees	645,345	35,272	-	-	680,617
Other	4,941	-	81,665	(498)	86,108

Timing of revenue recognition	650,286	35,272	81,665	(498)	766,725
Transferred over time	645,345	35,272	33,755	-	714,372
Transferred at a point in time	4,941	-	47,910	(498)	52,353

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Expenses and costs by nature

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of services	(219,242)	(144,459)	(405,972)	(270,951)
General and administrative expenses	(207,415)	(135,184)	(385,929)	(265,588)
Total	(426,657)	(279,643)	(791,901)	(536,539)

Payroll	(224,285)	(154,744)	(419,197)	(285,192)
Hospital and medical agreements	(17,698)	(8,972)	(30,131)	(18,112)
Depreciation and amortization	(50,702)	(35,264)	(99,089)	(66,915)
Lease expenses	(2,787)	(1,470)	(5,106)	(2,323)
Utilities	(5,407)	(1,934)	(9,399)	(3,736)
Maintenance	(20,191)	(8,775)	(35,633)	(17,490)
Share-based compensation	(8,652)	(11,093)	(11,581)	(25,102)
Tax expenses	(2,423)	(2,641)	(4,073)	(5,494)
Pedagogical services	(8,900)	(7,938)	(22,889)	(15,553)
Sales and marketing	(11,690)	(7,247)	(24,504)	(15,310)
Allowance for doubtful accounts	(15,540)	(9,444)	(30,523)	(20,509)
Travel expenses	(3,966)	(659)	(6,621)	(1,582)
Consulting fees	(9,165)	(7,438)	(14,869)	(14,339)
Other	(45,251)	(22,024)	(78,286)	(44,882)
Total	(426,657)	(279,643)	(791,901)	(536,539)

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	14,713	7,844	29,703	11,611
Interest received	4,892	3,053	12,579	8,090
Other	3,269	1,531	5,161	2,549
Finance income	22,874	12,428	47,443	22,250

Interest expense	(49,059)	(21,790)	(95,165)	(34,075)
Interest expense on lease liabilities	(20,752)	(16,093)	(41,392)	(29,213)
Financial discounts granted	(4,114)	(7,069)	(11,796)	(10,654)
Bank fees	(2,310)	(1,872)	(4,431)	(3,784)
Foreign exchange differences	(194)	(28,610)	(320)	(24,622)
IOF taxes (taxes on financial transactions)	(269)	(2,928)	(408)	(3,023)
Other	(6,978)	(2,493)	(11,455)	(5,163)
Finance expenses	(83,676)	(80,855)	(164,967)	(110,534)

Finance result	(60,802)	(68,427)	(117,524)	(88,284)

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three and six-months periods ended June 30, 2022 and 2021:

	Three-month period ended		Six-month period ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	111,641	26,800	259,930	148,822
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(37,958)	(9,112)	(88,376)	(50,599)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(8,665)	(17,646)	(15,257)	(22,345)
PROUNI - Fiscal Incentive (a)	72,494	45,528	144,964	93,688
Unrecognized deferred tax assets	(28,029)	(16,537)	(57,656)	(30,134)
Presumed profit income tax regime effect (b)	(281)	(5,086)	(321)	(3,029)
Permanent adjustments	(4,655)	(936)	(4,758)	(1,044)
Other	1,526	(1,066)	2,489	(66)
Income taxes expense – current	(5,568)	(4,855)	(18,915)	(13,529)
Effective rate	5.0%	18.1%	7.3%	9.1%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of June 30, 2022, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$597,698 (tax-basis) (R$ 432,226 (tax-basis) as of December 31, 2021) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

F-38

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	-	-	8,583	8,583
Additions	1,161	2,057	5,524	8,742
Reversals	(59)	(210)	-	(269)
Balances as of June 30, 2021 (unaudited)	5,621	15,127	49,447	70,195

Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	4,380	6,341	53,677	64,398
Reversals	(1,381)	(1,342)	(1,295)	(4,018)
Balances as of June 30, 2022 (unaudited)	28,489	27,927	152,251	208,667

(i) During the six-month period ended June 30, 2022, R$48,333 were added as tax contingencies, goodwill and indemnification assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2022	December 31, 2021
	(unaudited)
Labor	6,902	5,098
Civil	60,509	56,501
Taxes and social security	4,652	4,459
Total	72,063	66,058

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$15,487 as of June 30, 2022 (December 31, 2021: R$ 18,825).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$160,323 (December 31, 2021: R$ 135,355) is presented in non-current other assets.

F-39

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

23	Non-cash transactions

During the six-month periods ended June 30, 2022 and 2021, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions in 2021 were the issuance of shares for the acquisition of iClinic, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities. The main non-cash transactions in 2022 were the addition of the provision for legal proceedings with corresponding indemnification assets and goodwill, additions and remeasurements of right-of-use assets and lease liabilities.

24	Subsequent events

Changes in the share-based compensation plan and new grants

On July 8, 2022, the People and ESG Committee approved a change in the strike price of the current share-based compensation plan. All the tranches still to be vested had their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. The already vested tranches will remain on the previous settled strike price. This change was assessed as a modification by the Company and accounted in accordance with IFRS 2. Also on July 8, 2022, the Company granted 1,156,149 new stock options. The strike price is R$52 and it vests 20% per year throughout five years.

New Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program. 442,546 RSUs were granted to Afya’s executives, with vesting periods from May 2023 to May 2026. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year. The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

***

F-40